June 8, 2010

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds (the “Registrant”), File Nos. 333-147999, 811-22153

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to the Schedule 14C Preliminary Information Statement filed by the Dunham Funds (the “Registrant”) related to the Dunham Large Cap Growth Fund (the “Fund”).  For your convenience, I have summarized those comments below.  Please find below the Registrant's responses to those comments.

1.

Comment. In the second paragraph of the letter to shareholders, please revise the disclosure to add the missing word as indicated in the following sentence:

On April 6, 2010, Rigel Capital informed the Fund’s advisor that a significant amount of the ownership interests in Rigel Capital had changed [______________] effective February 16, 2010.

Response.  The disclosure has been revised as follows:

On April 6, 2010, Rigel Capital informed the Fund’s advisor that a significant amount of the ~~ownership~~ membership interests in Rigel Capital had changed owners effective February 16, 2010.

2.

Comment.  Pursuant to items 22(c)(1)(i), please disclose the dates the advisory and sub-advisory contracts were last submitted to and approved by shareholders.

Response.  The second paragraph of Section II, “Prior Sub-Advisory Agreement for the Fund,” has been revised as follows:

“The Prior Sub-Advisory Agreement was initially approved by the Board of Trustees on January 15, 2008.  The Prior Sub-Advisory Agreement was last submitted to and approved by shareholders on June 30, 2006.”

lah 775442.2

June 8, 2010

The first paragraph of Section I, “Background,” has been revised as follows:

“The Advisory Agreement was most recently reapproved by the Board of Trustees, including a majority of the Independent Trustees, at a meeting held on April 16, 2010.  The Advisory Agreement was last submitted to and approved by the initial shareholder on  June 30, 2005.”

3.

Comment.  Section II, “Prior Sub-Advisory Agreement for the Fund,” does not appear to be a cohesive story.  Please consider reorganizing this section to clarify that there has been a change in control and the Sub-Advisory agreement needs to be approved again.

Response. Rather than reorganize Section II, we have revised Section I to clarify the reason for the proxy.

“On April 6, 2010, Rigel Capital informed the Fund’s advisor that a significant amount of the ~~ownership~~membership interests in Rigel Capital had changed owners effective February 16, 2010.  By way of background, the Investment Company Act of 1940, as amended, provides that sub-advisory contracts are automatically terminated in the event of their "assignment."  Because the definition of assignment includes a "change in control" of a sub-adviser, the sub-advisory agreement could be deemed to have automatically terminated on February 16, 2010, when the sub-adviser's ownership interests changed.  Because the change in ownership may have been a "change in control," the Board elected to approve a new sub-advisory agreement for the Fund and to submit the new sub-advisory agreement to shareholders for approval.”

4.

Comment. In the last paragraph of Section II, “Prior Sub-Advisory Agreement for the Fund,” please disclose whether the reimbursement made by the Adviser was pursuant to a waiver.

Response.   The disclosure has been revised as follows:

For the fiscal year ended October 31, 2009, pursuant to the Fulcrum Fee arrangement, Rigel Capital reimbursed the Fund $51,630 in investment sub-advisory fees based on the Fund’s underperformance of the benchmark and the Fund paid $262,917 in investment advisory fees to the Adviser.

June 8, 2010

5.

Comment. In Section III, “New Sub-Advisory Agreement for the Fund,” please reconcile the disclosure in the third paragraph regarding ownership of Rigel Capital with the disclosure presented in the ownership chart in that same section.

Response.  The disclosure has been revised as follows:

Rigel Capital was founded in 1998 as a registered investment adviser and growth equity specialist. In 2003, Rigel Capital the sub-adviser turned its efforts toward the institutional marketplace when Rigel Capital was selected to participate in the California Public Employees Retirement Systems Manager Development Program (“CalPERS”). In addition, Strategic Investment Group ~~(CalPERS consultant) and~~Ventures, LLC (“Strategic”), a joint venture owned 95% by CalPers and 5% by [Strategic Investment Group, Inc.], CalPERS, became a minority owner~~s~~ of ~~the firm~~Rigel Capital, making working capital available to fund Rigel Capital’s growth. In early 2006, Rigel Capital negotiated a deal to buy back a portion of their ownership interest held by Strategic ~~Investment Group and CalPERS~~. As of April 16, 2010, the ownership structure is 75% Rigel Capital Management, Inc., an S corporation owned by Rigel Capital’s employees, and 25% Strategic~~/CalPERS~~.

6.

 Comment. In Section III, “New Sub-Advisory Agreement for the Fund,” please confirm in your response that the persons and entities listed in the ownership chart comprise all of the officers, directors or controlling entities of Rigel Capital.

Response.  The Registrant has confirmed that the persons and entities listed in the ownership chart comprise all of the officers, directors or controlling entities of Rigel Capital.

7.

Comment.  In the “Board Considerations in Approving the Sub-Advisory Agreement” section, please correct the references to “Pier Capital” in the fourth paragraph.

Response.   The references to “Pier Capital” have been changed to “Rigel Capital.”

8.

Comment.  Please provide the disclosure required by Item 22(c)(3).

Response.   The disclosure in Section III, “New Sub-Advisory Agreement for the Fund,”  has been revised as follows:

Rigel Capital was founded in 1998 as a registered investment adviser and growth equity specialist. In 2003, Rigel Capital the sub-adviser turned its efforts toward the institutional

June 8, 2010

marketplace when Rigel Capital was selected to participate in the California Public Employees Retirement Systems Manager Development Program (“CalPERS”). In addition, Strategic Investment Group ~~(CalPERS consultant) and~~Ventures, LLC (“Strategic”), a joint venture owned 95% by CalPers and 5% by Strategic Investment Group, Inc., became a minority owner~~s~~ of ~~the firm~~Rigel Capital, making working capital available to fund Rigel Capital’s growth. In early 2006, Rigel Capital negotiated a deal to buy back a portion of their ownership interest held by Strategic ~~Investment Group and CalPERS~~. As of April 16, 2010, the ownership structure is 75% Rigel Capital Management, Inc., an S corporation owned by Rigel Capital’s employees, and 25% Strategic~~/CalPERS~~.

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP